                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

         MITSUI TO UNDERWRITE NEW SHARE ISSUE OF SUBSIDIARY SANYU KOAMI

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 29, 2003


Commission File Number 09929






                               MITSUI & CO., LTD.

                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X] Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes____ No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 29, 2003

                                                              MITSUI & CO., LTD.


                                     By:  /s/ Tasuku Kondo
                                        --------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer






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                                                                October 29, 2003

FOR IMMEDIATE RELEASE
                                                              MITSUI & CO., LTD.
                                                          2-1, Ohtemachi 1-chome
                                                        Chiyoda-ku, Tokyo, Japan

         MITSUI TO UNDERWRITE NEW SHARE ISSUE OF SUBSIDIARY SANYU KOAMI

The Board of Directors of Mitsui & Co., Ltd. (Mitsui), at its meeting on October 29, 2003, decided to purchase the full amount of a third-party placement of new shares to be issued by its subsidiary Sanyu Koami Co., Ltd., as part of Sanyu Koami's capital policy.

                           DETAILS OF THE SHARE ISSUE

1.   Schedule for the Issuance of the Shares:
     November 12, 2003: Decision regarding the "third-party placement of new shares" to be made at a Special Meeting of Shareholders of Sanyu Koami.
     November 27, 2003: Issuance of the shares

2.   Amount of the Third-Party Placement:
     Y20,040 million

3. Percentage Ownership by Mitsui Following the Share Issue (The figure in parentheses is the percentage prior to the share issue.)
     99.87% (97.37%)

4.   Reasons for Underwriting the Shares
     Mitsui purchased a third-party placement of shares issued by Sanyu
     Koami amounting to Y6.5 billion in December 2001 and another such issue in the amount of Y4.0 billion in September 2002 and has taken steps to strengthen its corporate resilience of Sanyu Koami. To date, Sanyu Koami has implemented major restructuring measures, and, as a result, its operating income under a Japanese GAAP (*) on a non-consolidated basis turned in the black for the year ended March 2003, and it has now restored the balance between its revenues and expenses.
     (*) operating income under a Japanese GAAP is gross trading profit minus selling, general and administrative expense.

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     Based on this awareness of Sanyu Koami's current business position, Mitsui has considered the company's increase in capital in the light of the capital ratio and outstanding balance of borrowings appropriate for a leading nationwide wholesaler and has decided to make an increase in the company's capital as well as to continue to nurture and strengthen Sanyu Koami's position as a core company within the operations of Mitsui's Foods Unit.

     Following the capital increase, Sanyu Koami is scheduled to use the proceeds to repay borrowings from financial institutions and is not scheduled to make any major purchases of assets for its business activities in the near future. However, to differentiate itself from competitors and provide more well-organized functions and services, the company is considering future investments in distribution/logistics facilities in the Tokyo metropolitan area and investments in facilities to enhance the sophistication of its IT systems.

5.   Future Development of Sanyu Koami and Its Positioning vis-a-vis Mitsui.
     The improvement in Sanyu Koami's financial position will add momentum to the company's efforts to implement cross-merchandising in its areas of strength, which include processed food products, alcoholic beverages, and pet foods; expand its transactions with the Ito-Yokado Group; and increase its transactions in the industrial market segments, including delicatessen items and restaurant supplies, while also expanding business with leading supermarkets. Along with these activities, on April 1 this year, Sanyu Koami formed organizational units to establish a position in the temperature-controlled segment of the food products business. The company is now implementing aggressive policies in this business area, where market growth is expected in the years ahead. Through these various activities, Sanyu Koami is working to strengthen its marketing capabilities to increase its total trading transactions on a non-consolidated basis from Y473.4 billion for the year ended March 2003 to Y580 billion for the year ending March 2006. In addition, the company will be working to strengthen its management base with the goal of raising its profitability to a level comparable with its major competitors by March 2006.

     Mitsui has positioned Sanyu Koami as a core subsidiary in the food products field, where customer orientation is becoming an increasingly important factor, and is working to further strengthen its distribution/logistics, IT, and marketing functions and capabilities. Moreover, many of the companies that Mitsui's Foods Unit supplies with raw materials are suppliers (product manufacturers) of the items that Sanyu Koami procures. Therefore, by strengthening its position in the intermediate distribution area, with Sanyu Koami as the core company, Mitsui's Foods Unit will aim to further enhance its upstream position.


                                               Inquiries should be addressed to:
                                                                Yoshikazu Hiraki
                                               Corporate Communications Division
                                                              Mitsui & Co., Ltd.
                          Telephone: +81-3-3285-7533, Facsimile: +81-3-3285-9819
                                                     E-mail: Y.Hiraki@mitsui.com